

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2022

Eleftherios Papatrifon
Chief Executive Officer
OceanPal Inc.
Pendelis 26, 175 64 Palaio
Faliro, Athens, Greece

> **Re: OceanPal Inc.**
> **Registration Statement on Form F-1**
> **Filed October 13, 2022**
> **File No. 333-267867**

Dear Eleftherios Papatrifon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Compensation, page 67

1.   We note your disclosure on page 67 that you have no direct employees, and the services of your Executive Officers are provided by Steamship Shipbroking Enterprises, Inc. Please revise to disclose the amount of compensation paid, and benefits in kind granted, to the company's directors and members of its administrative, supervisory or management bodies, for services in all capacities to the company and its subsidiaries by any person. See Item 6.B. of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Kevin Dougherty, Staff Attorney at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Edward Horton